November 24, 2006

VIA EDGAR AND COURIER

Mr. Matthew J. Benson, Esq.
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Heelys, Inc., Amendment No. 2 to the Registration Statement on Form S-1 Filed October 27, 2006 File No. 333-137046

Dear Mr. Benson:

        On behalf of Heelys, Inc. (the "Company"), in connection with the proposed initial public offering of the Company's common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission ("SEC"), Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-137046), including exhibits ("Amendment No. 3 to the Registration Statement"), for filing under the Securities Act of 1933, as amended, which we have marked to show changes from Amendment No. 2 to the Registration Statement.

        The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the SEC (the "Staff") set forth in the Staff's comment letter dated November 8, 2006 and our telephone conference with the Staff on November 22, 2006, as well as other updates.

        Set forth below are the Company's responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses and we have also sent to you paper copies of this letter and Amendment No. 3 to the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3 to the Registration Statement. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to "Heelys," "we," "us," and "our" are to the Company.

General

  1.
  We have reviewed your response to comment 1 in our letter dated October 20, 2006. Please confirm your representation to us in our telephonic conference on November 7, 2006 that the valuation discussed in your response was a contemporaneous valuation of fair value. In addition, with respect to stock options granted in the 12 months prior to the date of the most recent balance sheet included in the filing, please disclose the fair value of your common stock at the date of grant and the intrinsic value, if any, per option in Note 14 to your financial statements. Please also disclose that the valuation to determine the fair value of your common stock was contemporaneous. Refer to paragraphs 179 through 180 of the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Finally, please disclose in the footnotes to your financial statements the significant factors, assumptions and methodologies used to determine the fair value of your common stock at the date of grant as well as a discussion of the significant factors contributing to the increase in the fair value of your stock between the date of grant and your initial public offering.

    Response:    We confirm our representation to the Staff in our telephonic conference on November 7, 2006 that the valuation discussed in our response letter dated October 20, 2006 was a contemporaneous determination of fair value. As requested by the Staff, the Company has included the intrinsic value of the options using the assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover page of the prospectus. As requested by the Staff, we have disclosed that the valuation to determine the fair value of our common stock was contemporaneous, the fair value of our common stock at the date of grant, and the significant factors, assumptions and methodologies used to determine the fair value of our common stock at the date of grant and the significant factors contributing to the increase in the fair value of our stock between June 23, 2006 and our proposed initial public offering. Please see pages 38, 39, F-19 and F-20.

Certain Relationships and Related Party Transactions, page 59

  2.
  We note your response to comment 4 in our letter dated October 20, 2006. Please revise to describe the facts that make the exemption available.

    Response:    Mr. Adams, the Company's founder, obtained all of his shares in connection with the private formation of the Company in May 2000 and such shares were not acquired by Mr. Adams with a view toward distribution. Mr. Adams held those shares for over six years. In connection with Mr. Adams' privately negotiated sale of Company common stock to Mr. Hamner, Mr. Adams did not offer or sell any shares of Company common stock to anyone other than the Company and Mr. Hamner. Mr. Hamner is an "accredited investor" as defined in Rule 501 of Regulation D and has been a director of the Company since the Company's inception. By virtue of his relationship with the Company, Mr. Hamner has had access to all available information concerning the Company. Mr. Hamner did not acquire the shares of Company common stock with a view toward distribution. In fact, he is not selling any shares in the offering. The certificate representing the shares of Company common stock purchased by Mr. Hamner contain a restrictive legend, to which Mr. Hamner agreed at the time of the sale, stating that the securities represented thereby have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the absence of an effective registration statement or an opinion of counsel acceptable to the Company that such registration is not required. Accordingly, the sale from Mr. Adams to Mr. Hamner was made without registration under the Securities Act of 1933 in reliance upon the exemption contained in Section 4(1) of the Securities Act, commonly referred to as the Section "4(1 1/2)" exemption, because it was privately negotiated without any public offering and was to a sophisticated, accredited investor who had access to information about the Company, and who agreed to securities-law restrictions on resale.

  3.
  Please refer to comment 5 in our letter dated October 20, 2006. We note your revised disclosure stating that the Investors Rights Agreement gave investors the right to designate directors and certain other rights. Please describe the certain other rights to which you refer. For example, we note the right of first refusal, right to co-sale and right to future issuances. Further, we note that the waiver and amended agreement, dated September 14, 2006, has not yet been filed.

    Response:    As requested by the Staff, we have described the other rights provided to the investors in the Investors Rights Agreement. Please see page 60. We have also filed the Waiver and Agreement.

Legal Matters, page 74

  4.
  We note that you have added disclosure that Mr. Ward is to receive additional shares from Mr. Adams. Please quantify the number of additional shares Mr. Ward may receive, or describe how the number of shares will be calculated.

    Response:    Please note that Mr. Adams and Mr. Ward have entered into an Agreement, dated as of November 17, 2006 (the "Agreement") pursuant to which, subject to completion of the offering contemplated by the Registration Statement, Mr. Ward will exchange his rights under the Stockholders Agreement for 136,775 shares of our common stock owned by Mr. Adams. The Agreement will be void if the offering does not close by June 30, 2007.

    We have disclosed this fact in the prospectus and filed a copy of the Agreement as an Exhibit to the Registration Statement. Please see pages 63, 75 and II-4.

Financial Statements, page F-1

  5.
  Please update your financial statements as required by Rule 3-12 of Regulation S-X.

    Response:    As requested by the Staff, we have updated our financial statements as required by Rule 3-12 of Regulation S-X.

  6.
  Please revise to update the financial statements included in the prospectus to give retroactive effect to the stock split that will be effected prior to the effective date of the offering.

    Response:    As requested by the Staff, we have updated our financial statements included in the prospectus to give retroactive effect to the stock split effected in October 2006.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

  7.
  We note your response to comment 8 in our letter dated October 20, 2006. We note that you are relying on Rule 701 for the June 2006 issuance of options to purchase 2,042,500 shares at an exercise price of $4.05 and for the issuance of options to purchase 100,000 shares at an exercise price equal to the offering price. Please tell us how you calculated the aggregate sales price or amount of securities sold in reliance on this rule. Please refer to Rule 701(d)(2) and (3) in your analysis, and specify whether you relied on Rule 701(d)(2)(i), (ii) or (iii). If you do not intend to rely on Rule 701, then please provide us with your analysis with respect to the potential for the integration of the offers and sales of options and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

    Response:    We calculated the amount of securities sold in reliance on Rule 701 using Rule 701(d)(2)(iii). As of May 31, 2006, the Company's most recent balance sheet date (in its current fiscal year) preceding the date of issuance, the Company had 23,903,875 shares of common stock outstanding. The Company reserved 2,272,725 shares of common stock for issuance under its 2006 Stock Incentive Plan. On June 23, 2006, the Company granted options to acquire 2,042,500 shares of its common stock. Under Rule 701(d)(2)(iii), the "sale" of the Company's common stock on June 23, 2006, did not exceed 15% of the Company's common stock, the class of securities being offered and sold in reliance on Rule 701, outstanding on the balance sheet date. Also, the sum of the options for the 2,042,500 shares and the options granted for 100,000 shares of the Company's common stock to be effective upon consummation of the offering contemplated by the Registration Statement, do not exceed 15% of the Company's outstanding common stock on the balance sheet date. The Company has not offered or sold any other shares of common stock in reliance on Rule 701 during any consecutive 12-month period that includes either of the dates of grant of the options. None of the options granted under the Company's 2006 Stock Incentive Plan have been exercised, and the Company has complied with the applicable disclosure requirements contained in Rule 701(e).

Item 16. Exhibits and Financial Statement Schedules, page II-2

  8.
  Please revise to file a dated and signed version of the legal opinion.

    Response:    We confirm that we will file a dated and signed version of the legal opinion in a subsequent pre-effective amendment to the Registration Statement.

Comments from Telephonic Conference on November 22, 2006

Set forth below are the Company's responses to the comments raised in our telephonic conference on November 22, 2006. For your convenience, we have provided abridged descriptions of each of your comments followed by our responses.

  1.
  You asked for an explanation regarding the "Legend" to be removed from the shares to be transferred by Mr. Adams to Mr. Ward pursuant to the Agreement dated November 17, 2006 between Messrs. Adams and Ward, to be filed as Exhibit 10.22 to the Registration Statement.

    Response:    We confirm that the "Legend" to be removed is the legend described in the Stockholders Agreement dated May 24, 2000 between Messrs. Adams and Ward (filed as Exhibit 10.21 to the Registration Statement) and not the restrictive legend stating that the securities represented by such shares have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the absence of an effective registration statement or an opinion of counsel acceptable to the Company that such registration is not required.

  2.
  You requested additional disclosure that the September 2006 agreement described on page 60 terminates the Investors Rights Agreement, also described on such page.

    Response:    As requested by the Staff, we have revised the disclosure. Please see page 60.

  3.
  You noted the Company's reference on pages 38 and F-19 to an "independent valuation specialist" and stated that if the Company continued to make such reference to such a "specialist", it would be required to identify the valuation specialist under "Experts" and include their consent in the Registration Statement; or alternatively, the Company could remove the reference to the "specialist" and clearly disclose that the Company is responsible for determining fair value. You also questioned whether the Company's ability to "meet" internally projected sales target is an appropriate contributing factor to the increased fair value of the Company's common stock after June 23, 2006.

    Response:    As requested by the Staff, we have revised the disclosure to delete the reference to "specialist" and clearly disclose that the Company is responsible for determining fair value. We have also revised the disclosure to state that it was the Company's ability to "exceed" its internal projections that was a contributing factor to the increased fair value after June 23, 2006. We also confirm that the Company has, on several occasions since June 2006, revised its internal projections upward to reflect increased sales. Please see pages 38, 39, F-19 and F-20.

  4.
  You asked whether additional disclosure was warranted because of the large increase in the Company's accounts receivable in the quarter ended September 30, 2006.

    Response:    The Company respectfully submits that no additional disclosure is warranted. We confirm that the increase in accounts receivable for the quarter ended September 30, 2006 was because the Company's net sales for the quarter ended September 30, 2006 was its largest ever and represented a large increase in net sales versus prior quarters, reflecting the continued growth of the Company's net sales (the Company's net sales increased month over month in each of July, August and September). We also confirm that the Company has not changed its method of shipping orders.

  5.
  You asked the Company to revise its disclosure regarding earnings per share to not give retroactive effect to the conversion of the Company's Series B Preferred Stock.

    Response:    As requested by the Staff, the Company has revised its disclosure regarding earnings per share to not give retroactive effect to the conversion of the Company's Series B Preferred Stock. Please see pages 4, 24, F-4 and F-9.

  6.
  You asked that the Company revise the remaining contractual life of its options outstanding, as shown in the table in Note 14 on page F-21, to show the remaining contractual life of such options rather than the weighted average remaining contractual life under the Black-Scholes option pricing model.

    Response:    As requested by the Staff, we have revised the remaining contractual life of the Company's options outstanding. Please see page F-21.

  7.
  You requested that the Company revise the last sentence of Note 9 on page F-17 regarding the Company's deferred tax assets.

    Response:    As requested by the Staff, we have revised the last sentence. Please see page F-17.

  8.
  You referred us to the Staff's Comment No. 1 in its letter dated November 8, 2006 and requested the Company disclose in Note 14 the intrinsic value of its options as of September 30, 2006.

    Response:    As requested by the Staff, we have revised Note 14 to include intrinsic value of its options. Please see page F-21.

  9.
  You requested that the Company revise Note 15 to only refer to events subsequent to September 30, 2006.

    Response:    As requested by the Staff, we have revised Note 15 and moved the disclosure regarding events occurring prior to September 30, 2006 to other appropriate Notes. Please see pages F-14, F-15, F-16 and F-21.

  10.
  You requested that the Company revise Note 12 to reflect the Company's repurchases of common stock from certain related parties in April and May 2006.

    Response:    As requested by the Staff, we have revised Note 12. Please see page F-19.

  11.
  You requested that the Company include disclosure in "Capitalization" to show the pro-forma effect of the repayment of the Company's revolving line of credit.

    Response:    As requested by the Staff, we have revised the disclosure in "Capitalization" to show the pro-forma effect of the Company's repayment of all amounts outstanding under the Company's $25 million revolving credit facility. Please see page 21.

        Please call me at (214) 999-4245 or Alan Perkins at (214) 999-4683, if you have any questions or require further information.

Very truly yours,
/s/ ROBERT SARFATIS Robert Sarfatis
cc:	Michael G. Staffaroni Patrick F. Hamner Alan J. Perkins